July 26, 2011

VIA EDGAR (Correspondence Filing)

Mr. Chad Eskildsen U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Mutual Fund Series Trust (f/k/a Catalyst Funds) (the “Registrant”)

Post-Effective Amendment No. 54

File Nos. 333-132541; 811-21872

Dear Mr. Eskildsen:

On behalf of the Registrant, this letter responds to the comments that you provided to Michael Barolsky with respect to Post-Effective Amendment No. 54 to the Registrant’s Registration Statement (the “Amendment”) and the following series of the Registrant:

Catalyst Value Fund (the “Value Fund”)

Catalyst Strategic Value Fund (the “Strategic Value Fund”)

Catalyst Large Cap Value Fund (the “Large Cap Value Fund”)

Catalyst International Value Fund

Catalyst/SMH High Income Fund

Catalyst/SMH Total Return Income Fund

Catalyst/Groesbeck Growth of Income Fund (the “Income Fund”)

Catalyst/MAP Global Total Return Income Fund (the “Total Return Fund”)

Catalyst/MAP Global Capital Appreciation Fund (the “Capital Appreciation Fund”)

Each of the above series is a “Fund” and collectively, the “Funds”.  Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1.

With respect to the performance section of the Value Fund’s prospectus, please state how investors can obtain updated performance information.

Response:  The following sentence has been added to the above referenced paragraph: “Updated performance information is available at no cost by calling 1-866-447-4228.”

Comment 2.

With respect to the Fees and Expenses of the Strategic Value Fund, please confirm that dividends on stocks sold short are included in “Other Expenses”.

Response:   The Registrant has confirmed to us that dividends on stocks sold short are included in “Other Expenses”.

Comment 3.

With respect to the Principal Strategies of the Strategic Value Fund, please resolve the conflict between the first paragraph, which states that the Fund “has a concentration in medium capitalization stocks,” and the penultimate paragraph, which states that the fund “has a concentration in small- and mid-capitalization stocks.”

Response:   The penultimate paragraph has been modified as follows:

To secure the Fund's obligation to cover its short positions, the Fund must pledge collateral as security to the broker. This pledged collateral is segregated and maintained with the Fund's custodian. The Fund will invest primarily in common stocks of domestic issuers. The Fund currently considers companies of any market capitalization but has a concentration in medium capitalization stocks.

Comment 4.

With respect to the Large Cap Value Fund’s prospectus, please include in the Principal Investment Strategy that the Fund will invest 80% of the Fund’s net assets plus any borrowings for investment purposes in Large Cap stocks.

Response:   The following sentence has been added to the Principal Investment Strategy: “Under normal conditions, the Fund will invest at least 80% of the Fund’s net assets plus any borrowings for investment purposes in large cap stocks defined as stocks of companies with at least $10 billion in market capitalization.”

Comment 5.

With respect to the Income Fund’s prospectus, please resolve the conflict in the prospectus between the Principal Risks of Investing in the Fund section, which includes disclosure of risks associated with investment in mid-cap stocks, and the Principal Investment Strategies section, which includes no mention of mid-cap stocks.

Response:   The first sentence of the Principal Investment Strategies section has been revised as follows: “The Growth of Income Fund invests primarily in dividend-paying common stock of medium and large capitalization companies.”

Comment 6.

With respect to the Total Return Fund’s and the Capital Appreciation Fund’s prospectus, please clarify the extent to which each Fund will invest in securities of issuers outside of the United States. For example, you might state that the Fund will invest “primarily in issuers outside of the United States”.

Response:   The following sentences have been added to the Principal Investment Strategies sections for the Total Return Fund and the Capital Appreciation Fund:

“The allocation of the Fund’s investments between domestic and foreign issuers will vary according to market conditions. However, under normal conditions, a majority of the Fund’s investments will be in securities of issuers domiciled outside of the United States.”

Comment 7.

With respect to the Capital Appreciation Fund’s prospectus, please resolve the conflict between the Principal Investment Strategies section, which allows for investment in stocks of any market capitalization, and the Principal Risks of Investing in the Fund section, which  includes a risk disclosure for mid-cap stocks but not for small-cap stocks.

Response:  The Principal Risks disclosure section for the Capital Appreciation Fund has been revised to include the following disclosure for small-cap stocks:

Smaller Capitalization Stock Risk.  To the extent the Fund invests in the stocks of smaller-sized companies, the Fund may be subject to additional risks, including the risk that earnings and prospects of these companies are more volatile than larger companies.

Comment 8.

In the next Post-Effective Amendment for these Funds, please update the financial highlights in the prospectus and the financial statement disclosure in the SAI.

Response:   The financial highlights and financial statement disclosure have been updated to include the Funds’ semi-annual report information as of December 31, 2010.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at
(513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP